Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

FIRST MAJESTIC SILVER CORP. (the “Company”)
1805 – 925 West Georgia Street
Vancouver, BC V6C 3L2 CANADA
Telephone: (604) 688-3033
Facsimile: (604) 639-8873

Item 2.	Date of Material Change

November 14, 2012

Item 3.	News Release

The press release was disseminated through the services of Marketwire.

Item 4.	Summary of Material Change

The Company announced the unaudited condensed interim consolidated financial results for the Company for the second quarter ending September 30, 2012.

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

See Schedule “A” attached hereto.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Keith Neumeyer, President & CEO
Telephone: (604) 688-3033 Facsimile: (604) 639-8873

Item 9.	Date of Report

November 14, 2012

SCHEDULE “A”

FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

NYSE - AG
TSX – FR	November 14, 2012
Frankfurt – FMV

First Majestic Earns $24.9M in Third Quarter; Revenues of $63.6M, an Increase of 4%

FIRST MAJESTIC SILVER CORP. (AG: NYSE; FR: TSX) (the "Company" or “First Majestic”) is pleased to announce the unaudited condensed interim consolidated financial results for the Company for the third quarter ending September 30, 2012. The full version of the financial statements and the management discussion and analysis can be viewed on the Company's web site at www.firstmajestic.com or on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

2012 THIRD QUARTER HIGHLIGHTS

  Silver produced increased by 29% to 2,205,237 ounces compared to 1,708,865 ounces in Q3 2011.
  Increased silver equivalent production by 36% to 2,438,085 ounces compared to Q3 2011.
  Revenue increased to $63.6 million, a 16% increase compared to Q2 2012 and a 4% increase from Q3 2011, despite a 22% decline in silver prices from the same quarter of the prior year.
  Mine Operating Earnings totalled $35.8 million.
  Adjusted Earnings per Share (non-GAAP) amounted to $0.25 after excluding non-cash share-based payments, deferred income tax expense, acquisition costs for the Silvermex Resources Inc., gains from silver futures and marketable securities.
  Basic Earnings per Share (EPS) amounted to $0.22, representing a 49% increase from Q2 2012 and a 19% decrease from Q3 2011.
  Cash Flow per Share (non-GAAP) was $0.31, an increase of 7% compared to Q2 2012 and a decrease of 23% from Q3 2011.
  Total Cash Cost was $9.19 per ounce, a 4% increase compared to Q2 2012 and a 10% increase from Q3 2011 primarily due to the addition of the La Guitarra Silver Mine
  Cash and Cash Equivalents at September 30, 2012 totalled $72.8 million and Working Capital of $84.0 million.

2012 THIRD QUARTER HIGHLIGHTS TABLE

	Third Quarter	Third Quarter		Second Quarter
	2012	2011	Change	2012	Change
Operating
Silver Equivalent Ounces Produced	2,438,085	1,791,770	36%	2,102,222	16%
Silver Ounces Produced (excluding equivalent ounces from by-products)	2,205,237	1,708,865	29%	1,917,248	15%
Payable Silver Ounces Produced(1)	2,127,056	1,655,297	28%	1,888,132	13%
Total Cash Costs per Ounce(2)	$9.19	$8.39	10%	$8.83	4%
Total Production Cost per Tonne(2)	$30.05	$26.86	12%	$26.97	11%
Average Revenue per Payable Equivalent Ounces Sold ($/eq. oz.)(2)	$30.48	$38.83	-22%	$28.69	6%
Financial
Revenues ($ millions)	$63.6	$61.4	4%	$54.8	16%
Mine Operating Earnings ($ millions)	$35.8	$42.5	-16%	$31.1	15%
Net Earnings ($ millions)	$24.9	$27.8	-10%	$15.3	62%
Operating Cash Flows Generated
Before Movements in Working Capital ($ millions)	$35.9	$42.0	-15%	$30.6	17%
Cash and Cash Equivalents at September 30 and June 30 ($ millions)	$72.8	$106.2	-31%	$70.9	3%
Working Capital at September 30 and June 30 ($ millions)	$84.0	$97.9	-14%	$94.6	-11%
Shareholders
Earnings Per Share ("EPS") - Basic	$0.22	$0.27	-19%	$0.14	49%
Cash Flow Per Share(2)	$0.31	$0.40	-23%	$0.29	7%
Weighted Average Shares Outstanding for the Periods Ended September 30 and June 30	115,307,418	104,583,335	10%	105,798,950	9%

(1)	Payable Silver Ounces Produced is equivalent to Silver Ounces Produced less metal deductions from smelters and refineries.
(2)

The Company reports non-GAAP measures which include Total Cash Costs per Ounce, Total Production Cost per Tonne, Average Revenue per Payable Equivalent Ounces Sold and Cash Flow Per Share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions.

Keith Neumeyer, President and CEO of First Majestic, states, “With the successful integration of the La Guitarra Silver Mine in the third quarter, First Majestic is now one step closer at reaching its senior producer status. By the end of this year, the Company will have a total of five producing silver mines. Production costs at La Guitarra came in better than expected at $65 per tonne and further cost reductions are anticipated by the end of the year. In addition, the adoption of La Guitarra further enhances First Majestic's strategy of remaining the purest silver producer on the world.”

FINANCIAL HIGHLIGHTS

  Silver equivalent production of 2,438,085 ounces representing an increase of 36% compared to 1,791,770 silver equivalent ounces produced in the third quarter of 2011 which resulted in a 4% increase in revenues despite a 22% decline in silver prices.

  Adjusted EPS (a non-GAAP measure) for the third quarter of 2012 was $0.25, after excluding non-cash share- based payments, deferred income tax expense, acquisition costs for Silvermex Resources Inc., gains from silver futures and marketable securities and legal fees for the First Silver (Bolaños) trial.

  Generated revenues of $63.6 million for the third quarter of 2012, an increase of 4% compared to the third quarter of 2011 and 16% compared to the second quarter of 2012, primarily due to increase in production even though silver prices declined 22% year over year.

  Recognized mine operating earnings of $35.8 million compared to $42.5 million in the third quarter of 2011, a decrease of 16%, due to lower margin as a result of 22% decline in silver prices and higher depreciation, depletion and amortization expense. Mine operating earnings for the quarter increased 15% compared to the second quarter of 2012 as a result of 16% increase in production.

  Generated Net Earnings after Taxes of $24.9 million for the third quarter of 2012 (EPS of $0.22), an increase of 62% compared to $15.3 million (EPS of $0.14) in the second quarter of 2012.

  Cash flows from operations before movements in working capital and income taxes in the third quarter of 2012 increased by 17% to $35.9 million ($0.31 per share) compared to $30.6 million ($0.29 per share) in the second quarter of 2012, and decreased by 15% compared to $42.0 million ($0.40 per share) in the third quarter of 2011.

  The Company completed the acquisition of Silvermex Resources Inc. (“Silvermex”) during the quarter resulting in the La Guitarra Silver Mine, located in the State of Mexico, becoming First Majestic’s fourth operating mine. Since taking over operations of the mine on July 3, 2012, management has implemented various operational efficiency measures which have resulted in significant cost savings at the mine. Production costs have been reduced to $65.09 per tonne, compared to $128.00 per tonne for the second quarter of 2012, and $115.69 per tonne for the third quarter of 2011.

  The acquisition of Silvermex was achieved by the issuance of approximately 9% of the Company’s shares during the quarter ended September 30, 2012, causing a $0.01 reduction of Basic EPS. This acquisition contributed a 10% increase in production of silver equivalents for the quarter which resulted in a reduction of basic earnings per share from $0.23 per share to $0.22 per share. Management believes that this dilutive effect is short-term as the acquisition is expected over time to add significant earnings to the Company as additional expansion of the La Guitarra mine occurs. During the third quarter of 2012, the La Guitarra mine produced 237,803 silver equivalent ounces of silver, 10% higher than the prior quarter and 40% higher than the third quarter of 2011.

  Cash cost per ounce for the third quarter of 2012 was $9.19, an increase of 4% compared to the second quarter of 2012 and 10% compared to the third quarter of 2011. Cash cost per ounce at the La Guitarra mine were $13.62 per ounce during the third quarter compared to average cash cost per ounce of $8.90 for the Company’s other three operating mines. Production costs per tonne for the four mines were $30.05 per tonne, impacted by the $65.09 per tonne costs at La Guitarra while the other three operations averaged $27.76 per tonne. The Company continues to focus on operational efficiencies and is confident that further cost reductions will occur at La Guitarra over the next several quarters.

IN SUMMARY

First Majestic experienced another solid financial quarter primarily due to an increase in total production to 2,438,085 silver equivalent ounces, an increase of 36% compared to 1,791,770 silver equivalent ounces produced in the third quarter of 2011. Silver production during the third quarter reached a new record of 2,205,237 ounces of silver being produced, representing an increase of 29% compared to 1,708,865 ounces of silver produced in the third quarter of 2011.

Total ore processed in the quarter reached 666,688 tonnes, an increase of 26% compared to the third quarter of 2011. The increase in milled ore is a direct result of the successful plant expansion at La Parrilla and the additional ore processed at newly acquired La Guitarra Silver Mine. The overall average head grade for the third quarter of 2012 was 167 grams per tonne (“g/t”), a 3% increase compared to 164 g/t in the second quarter. The increase was attributed to the addition of the La Guitarra mine, which had an average head grade of 225 g/t for the quarter.

Since taking over operations of the La Guitarra mine on July 3, 2012, management has been focusing on improving the operational efficiency and cost savings. During the third quarter of 2012, total production at La Guitarra was 237,803 equivalent ounces of silver,10% higher than in the prior quarter, and 40% higher than the third quarter of 2011. In addition, average production cost per tonne for the third quarter was $65.09 per tonne, 49% lower than the prior quarter, and 44% lower than the third quarter of 2011. Production from La Guitarra accounted for approximately 10% of First Majestic’s total production during the third quarter of 2012.

Combined recoveries for all mines in the third quarter was 62% compared to 53% in the third quarter of 2011 and 59% in the second quarter of 2012. Since installing a new ball mill at La Encantada in mid-April, recoveries have been consistently improving due to a higher proportion of fresh ore being processed and a better mixture with the tailings of Dam #1. Although, the tailings of Dam #1 have lower grades, processing from Dam #1 has historically resulted in better recoveries. These factors resulted in an increase in La Encantada’s recoveries from 44% in the third quarter of 2011 to 50% in the third quarter of 2012. Efforts are continuing to optimize the recoveries at La Encantada. Management is continuing with its efforts on a number of metallurgical studies and pilot tests. The latest metallurgical test are based on roasting, which has shown promising results and a pilot plant is being designed and is expected to start operations in the first quarter of 2013.

Construction and development at the Del Toro Silver Mine is well underway and currently scheduled to commence operations in December 2012. Following the successful platform construction and foundation pouring in the first half of the year, mechanical installations continued in the quarter at the crushing, flotation and thickeners areas. The construction of the 1,000 tpd flotation plant is now 90% completed. Final testing of the sewage water treatment plant was completed during the third quarter. Once the 1,000 tpd mill construction is completed, the Company is looking forward to being able to recirculate the waste water from the town of Chalchihuites back into a collection facility for treatment and reuse, not only saving the environment, but also conserving water in the region. Currently, 96% of the required equipment for the flotation circuit and 65% of the equipment for the cyanidation circuit has either arrived and is already installed on site, or is in the process of being delivered. The new 115,000 kilowatt power line from the town of Vicente Guerrero to Chalchihuites is now in the permitting process with the Mexican Federal Environmental authorities (SEMARNAT). Management is preparing an Environmental Impact Statement, and anticipates having the power line installed and operational by April 1, 2013. In the interim, portable power generators have been leased to enable initial start-up of operations.

At La Guitarra, the Company had a spare ball mill on site at the La Parrilla mine, and this ball mill has been sent to La Guitarra where construction of a new foundation for this mill commenced in October 2012. In addition, a new tailings permit was received in early November 2012 for the expansion of the current tailings pond. With this permit in place and the new ball mill being installed, throughput at La Guitarra is planned to reach 500 tpd from the current 350 tpd by the end of January 2013.

First Majestic is a producing silver company focused on silver production in México and is aggressively pursuing its business plan of becoming a senior silver producer through the development of its existing mineral property assets and the pursuit through acquisition of additional mineral assets which contribute to the Company achieving its aggressive corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”

Keith Neumeyer, President & CEO

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target”, “plan”, “forecast”, “may”, “schedule” and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral reserve and resource estimates and estimates of future production and costs of production at our properties; estimated production rates for silver and other payable metals produced by us, the estimated cost of development of our development projects; the effects of laws, regulations and government policies on our operations, including, without limitation, the laws in Mexico which currently have significant restrictions related to mining; obtaining or maintaining necessary permits, licences and approvals from government authorities; and continued access to necessary infrastructure, including, without limitation, access to power, land, water and roads to carry on activities as planned.

These statements reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in the spot and forward price of silver, gold, base metals or certain other commodities (such as natural gas, fuel oil and electricity); fluctuations in the currency markets (such as the Canadian dollar and Mexican peso versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments in Canada, Mexico; operating or technical difficulties in connection with mining or development activities; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inability to obtain adequate insurance to cover risks and hazards; and the presence of laws and regulations that may impose restrictions on mining, including those currently enacted in Mexico; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses, permits and approvals from government authorities; diminishing quantities or grades of mineral reserves as properties are mined; the Company’s title to properties; and the factors identified under the caption “Risk Factors” in the Company’s Annual Information Form, under the caption “Risks Relating to First Majestic's Business”.

Investors are cautioned against attributing undue certainty to forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.